UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Rose Rock Midstream, L.P.

(Name of Issuer)

Common units representing limited partner interests

(Title of Class of Securities)

777149105

(CUSIP Number)

William H. Gault

Secretary

Two Warren Place

6120 S. Yale Avenue, Suite 700

Tulsa, OK 74136-4216

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 30, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of reporting persons SemGroup Corporation
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 20,704,418
	9	Sole dispositive power -0-
	10	Shared dispositive power 20,704,418
11	Aggregate amount beneficially owned by each reporting person 20,704,418
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 56.2%
14	Type of reporting person (see instructions) CO

1	Names of reporting persons Rose Rock Midstream Holdings, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 20,704,418
	9	Sole dispositive power -0-
	10	Shared dispositive power 20,704,418
11	Aggregate amount beneficially owned by each reporting person 20,704,418
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 56.2%
14	Type of reporting person (see instructions) OO

1	Names of reporting persons Rose Rock Midstream Corporation
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 171,218
	9	Sole dispositive power -0-
	10	Shared dispositive power 171,218
11	Aggregate amount beneficially owned by each reporting person 171,218
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.5%
14	Type of reporting person (see instructions) CO

The following constitutes Amendment No. 5 (“Amendment No. 5”) to the original Schedule 13D filed by the undersigned on January 17, 2012, as amended by Amendment No. 1 thereto filed by the undersigned on January 22, 2013, as further amended by Amendment No. 2 thereto filed by the undersigned on January 10, 2014, as further amended by Amendment No. 3 thereto filed by the undersigned on July 3, 2014 and as further amended by Amendment No. 4 thereto filed by the undersigned on April 1, 2015 (as amended, the “Original 13D”). This Amendment No. 5 amends the Original 13D as specifically set forth herein. This Schedule 13D relates to common units (“Common Units”) representing limited partner interests in Rose Rock Midstream, L.P. (the “Issuer” or “RRMS”). The Issuer is a Delaware limited partnership with its principal executive offices located at Two Warren Place, 6120 S. Yale, Suite 700, Tulsa, Oklahoma 74136-4216.

Item 2.	Identity and Background

Item 2 of the Original 13D is hereby amended and restated as below:

This Amendment No. 5 is filed jointly by the following persons (collectively, the “Reporting Persons”):

1.	SemGroup Corporation, a Delaware corporation (“SemGroup”), whose principal business is to provide gathering, transportation, storage, distribution, marketing and other midstream services primarily to producers, refiners of petroleum products and other market participants located in the Midwest and Rocky Mountain regions of the United States of America, Canada, Mexico and the United Kingdom.

2.	Rose Rock Midstream Holdings, LLC, a Delaware limited liability company (“Holdings”), whose principal business is the ownership of 20,704,418 Common Units and 100% of the interests in the general partner of the Issuer.

3.	Rose Rock Midstream Corporation, a Delaware corporation (“RRMC”), whose principal business is the ownership of 171,218 Common Units.

Holdings is a direct, wholly-owned subsidiary of SemGroup. RRMC is a direct, wholly-owned subsidiary of Holdings. SemGroup is a New York Stock Exchange (“NYSE”) listed company, whose common stock trades on the NYSE under the symbol “SEMG”.

The principal business and office address of each of the Reporting Persons is Two Warren Place, 6120 S. Yale Avenue, Suite 700, Tulsa, OK 74136-4216.

The name and present principal occupation of each director and executive officer of SemGroup (collectively, the “SemGroup Directors and Officers”) are set forth below. All executive officers and directors listed are United States citizens.

Name	Principal Occupation
Carlin G. Conner*	SemGroup Director, President and Chief Executive Officer
John F. Chlebowski*	SemGroup Chairman of the Board of Directors and Director
Ronald A. Ballschmiede*	SemGroup Director
Sarah M. Barpoulis(1)	SemGroup Director and provides asset management and advisory services to the merchant energy sector through Interim Energy Solutions, LLC
Karl F. Kurz*	SemGroup Director
Thomas R. McDaniel*	SemGroup Director
James H. Lytal*	SemGroup Director
Robert N. Fitzgerald*	SemGroup Senior Vice President and Chief Financial Officer
Candice L. Cheeseman*	SemGroup Vice President and General Counsel
Timothy R. O’Sullivan*	SemGroup Vice President, Corporate Planning and Strategic Initiatives
Peter L. Schwiering*	SemGroup Vice President

*	The business address of each such person is c/o SemGroup Corporation, Two Warren Place, 6120 S. Yale Avenue, Suite 700, Tulsa, OK 74136-4216.
(1)	Her business address is 9828 Wilden Lane, Potomac, MD 20854-2055.

Each of Carlin G. Conner, Robert N. Fitzgerald and Timothy R. O’Sullivan is also a director on the board of directors of each of Holdings and RRMC. Carlin G. Conner is President and Chief Executive Officer of each of Holdings and RRMC. Robert N. Fitzgerald is Senior Vice President and Chief Financial Officer of each of Holdings and RRMC. Timothy R. O’Sullivan is Vice President of each of Holdings and RRMC. Candice L. Cheeseman is Vice President and General Counsel of each of Holdings and RRMC. Peter L. Schwiering is Chief Operating Officer of each of Holdings and RRMC.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers, directors and each person controlling the Reporting Persons, as applicable (collectively, the “Covered Persons”), required by Item 2 of Schedule 13D is provided on Schedule 1 hereto and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the Covered Persons has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original 13D is hereby amended to add the following:

The information provided in Item 4 below is incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction

Item 4 of the Original 13D is hereby amended to add the following:

On May 30, 2016, SemGroup and its indirect wholly owned subsidiary PBMS, LLC (“Merger Sub,” and together with SemGroup, the “SemGroup Parties”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with RRMS and Rose Rock Midstream GP, LLC (“RRMS General Partner,” and together with RRMS, the “RRMS Parties”). Pursuant to the Merger Agreement, Merger Sub will be merged with and into RRMS, with RRMS being the surviving entity (the “Merger”).

Under the terms of the Merger Agreement, each outstanding Common Unit, other than Common Units (i) subject to outstanding restricted unit awards, (ii) that are held by SemGroup and any entities partially or wholly owned, directly or indirectly, by SemGroup, including Holdings and RRMC or (iii) held by RRMS (such units, the “RRMS Public Common Units”), will be converted into the right to receive 0.8136 shares of validly issued, fully paid and non-assessable SemGroup Class A common stock, par value $0.01 per share (the “SemGroup Common Stock,” and such exchange ratio, the “Public Exchange Ratio”). All Common Units, other than the RRMS Public Common Units, will remain outstanding immediately following the Merger.

The Board of Directors of SemGroup (the “SemGroup Board”) has, by unanimous vote, (i) determined that the Merger Agreement and the transactions contemplated thereby, including, without limitation, the Merger and the SemGroup Stock Issuance (as defined below), are advisable and fair to, and in the best interests of, SemGroup and its stockholders, (ii) authorized and approved the Merger Agreement and the transactions contemplated thereby, including, without limitation, the issuance of the SemGroup Common Stock in connection with the Merger (the “SemGroup Stock Issuance”) and (iii) directed the approval of the SemGroup Stock Issuance be submitted to a vote at a meeting of SemGroup’s stockholders (the “SemGroup Stockholder Meeting”) and recommended that the SemGroup stockholders vote in favor of the SemGroup Stock Issuance.

The conflicts committee (the “RRMS Conflicts Committee”) of the board of directors of RRMS General Partner (the “RRMS Board”) has, by unanimous vote, (i) resolved that the Merger Agreement and the transactions contemplated thereby, including the Merger, and the execution, delivery and performance of the Support Agreement, as defined below (the “Merger Transactions”), are in the best interests of RRMS considering the interests of the holders of outstanding Common Units of RRMS, other than SemGroup and its affiliates, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Merger (the foregoing constituting “Special Approval” under the Partnership Agreement) and (iii) recommended to the RRMS Board the approval of the Merger Agreement and the Support Agreement and the consummation of the Merger Transactions. Based upon such approval and recommendation, the RRMS Board has unanimously approved and declared advisable the Merger Transactions.

Completion of the Merger is conditioned upon, among other things: (i) the approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, by holders of at least a majority of the outstanding Common Units; (ii) all material required governmental consents and approvals having been received; (iii) the absence of legal injunctions or impediments prohibiting the transactions contemplated by the Merger Agreement; (iv) the effectiveness of a registration statement on Form S-4 with respect to the SemGroup Stock Issuance; (v) approval of the listing on the New York Stock Exchange, subject to official notice of issuance, of the SemGroup Common Stock to be issued in the Merger; and (vi) the affirmative vote (in person or by proxy) of the holders of a majority of the aggregate voting power present at the SemGroup Stockholder Meeting or any adjournment or postponement thereof to approve the SemGroup Stock Issuance.

Pursuant to the terms of the Support Agreement, dated as of May 30, 2016, by and between RRMS and Holdings (the “Support Agreement”), Holdings, which as of May 27, 2016, beneficially owned 20,704,418 Common Units representing approximately 56.2% of the outstanding Common Units, has agreed to deliver a written consent adopting and approving in all respects the Merger Agreement and the transactions contemplated thereby, including the Merger (the “Holdings Written Consent”). The delivery of the Holdings Written Consent (or, if applicable, vote) by Holdings with respect to the Common Units it owns will be sufficient to approve the adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger.

The Merger Agreement also contains (i) customary representations and warranties of the SemGroup Parties and the RRMS Parties, and (ii) covenants of the SemGroup Parties and the RRMS Parties with respect to, among other things, certain actions taken prior to the closing of the Merger, cooperation with respect to regulatory issues and access to each other’s information.

Pursuant to the terms of the Merger Agreement, SemGroup has agreed (i) to cause the SemGroup Stockholder Meeting to be held to approve the SemGroup Stock Issuance and (ii) to recommend to its stockholders the approval of the SemGroup Stock Issuance. However, the SemGroup Board may, subject to certain conditions, change its recommendation in favor of approval of the SemGroup Stock Issuance if it determines in good faith that failure to take such action would be reasonably likely to be inconsistent with its duties under applicable law or in connection with the receipt of a superior proposal; provided, however, that the SemGroup Board must cause the SemGroup Stockholder Meeting to be held to approve the SemGroup Stock Issuance unless the SemGroup Board has changed its recommendation in favor of approval of the SemGroup Stock Issuance in connection with a superior proposal.

The Merger Agreement contains provisions granting both SemGroup and RRMS the right to terminate the Merger Agreement for certain reasons, including, among others, if: (i) the Merger is not completed on or before December 31, 2016 (the “Termination Date”); (ii) any governmental authority has issued an order, decree or ruling or taken any other action (including the enactment of any statute, rule, regulation, decree or executive order) enjoining or prohibiting consummation of the Merger; or (iii) under certain conditions, there has been a material breach of any of the representations, warranties, covenants or agreements set forth in the Merger Agreement by a party to the Merger Agreement that is not cured by the Termination Date.

The Merger Agreement provides for certain termination rights for RRMS. The Merger Agreement provides that upon termination of the Merger Agreement (i) in connection with the failure of the stockholders of SemGroup to approve the SemGroup Stock Issuance, SemGroup shall pay to RRMS any and all of RRMS’s out-of-pocket expenses in an amount up to $3,800,000 and (ii) in connection with a change by SemGroup of its recommendation in favor of approval of the SemGroup Stock Issuance under certain circumstances, SemGroup shall pay to RRMS a termination fee in the amount of $15,500,000.

The Merger Agreement is incorporated herein by reference to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual or financial information about SemGroup, RRMS, the other parties to the Merger Agreement or any of their respective subsidiaries and affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates; were solely for the benefit of the parties to the Merger Agreement; may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of SemGroup, RRMS, the other parties to the Merger Agreement or any of their respective subsidiaries and affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by SemGroup and RRMS. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the companies and the Merger that will be contained in, or incorporated by reference into, the joint solicitation statement/prospectus that the parties will be filing in connection with the Merger, as well as in the other filings that each of SemGroup and RRMS make with the Securities and Exchange Commission (“SEC”).

The foregoing description of the Merger, the Merger Agreement and the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement and Support Agreement, copies of which were filed as Exhibit 2.1 to SemGroup’s Current Report on Form 8-K (file No. 001-34736) filed with the SEC on May 31, 2016 and Exhibit 99.2 to RRMS’s Current Report on Form 8-K (file No. 001-35365) filed with the SEC on May 31, 2016, respectively, and the terms of which are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original 13D is hereby amended and restated as below:

(a)(b) The information contained on the cover pages and in Item 2 of this Amendment No. 5 is incorporated herein by reference. See Schedule 1 for the aggregate number and percentage of Common Units beneficially owned by the Covered Persons.

SemGroup, Holdings and RRMC are the beneficial owners of the number and percentage of Common Units stated in rows (11) and (13) on the respective corresponding cover pages hereto.

Holdings is a direct, wholly-owned subsidiary of SemGroup and RRMC is a direct, wholly-owned subsidiary of Holdings. As such, the Common Units directly owned by RRMC are also shown as beneficially owned by each of Holdings and SemGroup and the Common Units directly owned by Holdings are also shown as beneficially owned by SemGroup. By reason of these relationships, SemGroup is reported as having shared power to vote, or to direct the vote, and shared power to dispose, or direct the disposition of, the Common Units directly owned by each of Holdings and RRMC. Holdings is reported as having shared power to vote, or to direct the vote, and shared power to dispose, or direct the disposition of, the Common Units directly owned by RRMC.

The ownership percentages included in this Amendment No. 5 for the Reporting Persons and the Covered Persons are based on 36,837,758 Common Units outstanding, which figure is disclosed in the Issuer’s Annual Report on Form 10-Q for the three months ended March 31, 2016.

Neither the filing of this Amendment No. 5 nor any of its contents shall be deemed to constitute an admission by any of the Covered Persons (other than by such Covered Person solely with respect to the Common Units owned directly by such Covered Person) that they are the beneficial owner of any of the Common Units referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Covered Person (other than by such Covered Person solely with respect to the Common Units owned directly by such Covered Person) except to the extent of such Covered Person’s pecuniary interest, if any, in the Common Units.

(c) On April 1, 2016, 90 Common Units were withheld from Carlin G. Conner as payment of tax liability incident to an award of Common Units under the Rose Rock Equity Incentive Plan. On April 1, 2016, Ronald A. Ballschmeide received an award of 4,840 Common Units under the Rose Rock Equity Incentive Plan. Except as otherwise described in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Persons, has effected any transactions in Common Units during the past 60 days.

(d)(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Original 13D is hereby amended to add the following:

The information contained in Item 4 of this Amendment No. 5 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

1	Agreement and Plan of Merger dated as of May 30, 2016 by and among SemGroup Corporation, PBMS, LLC, Rose Rock Midstream, L.P. and Rose Rock Midstream GP, LLC (incorporated by reference to Exhibit 2.1 to SemGroup’s Current Report on Form 8-K (file No. 001-34736) filed with the Securities and Exchange Commission on May 31, 2016).

2	Support Agreement, dated as of May 30, 2016 by and between Rose Rock Midstream, L.P. and Rose Rock Midstream Holdings, LLC (incorporated by reference to Exhibit 99.2 to RRMS’s Current Report on Form 8-K (file No. 001-35365) filed with the Securities and Exchange Commission on May 31, 2016).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2016

SEMGROUP CORPORATION

By:	/s/ Robert N. Fitzgerald
Name:	Robert N. Fitzgerald
Title:	Senior Vice President and Chief Financial Officer

ROSE ROCK MIDSTREAM HOLDINGS, LLC

By:	/s/ Robert N. Fitzgerald
Name:	Robert N. Fitzgerald
Title:	Senior Vice President and Chief Financial Officer

ROSE ROCK MIDSTREAM CORPORATION

By:	/s/ Robert N. Fitzgerald
Name:	Robert N. Fitzgerald
Title:	Senior Vice President and Chief Financial Officer

Schedule 1

Executive Officers of SemGroup Corporation

Carlin G. Conner

c/o SemGroup Corporation

Two Warren Place, 6120 S. Yale Avenue, Suite 700

Tulsa, OK 74136-4216

Principal Occupation: Director, President and Chief Executive Officer

Citizenship: USA

Amount Beneficially Owned: 42,409 (less than 1%)

Robert N. Fitzgerald

c/o SemGroup Corporation

Two Warren Place, 6120 S. Yale Avenue, Suite 700

Tulsa, OK 74136-4216

Principal Occupation: Senior Vice President and Chief Financial Officer

Citizenship: USA

Amount Beneficially Owned: 22,414 (less than 1%)

Candice L. Cheeseman

c/o SemGroup Corporation

Two Warren Place, 6120 S. Yale Avenue, Suite 700

Tulsa, OK 74136-4216

Principal Occupation: Vice President, General Counsel

Citizenship: USA

Amount Beneficially Owned: 16,449 (less than 1%)

Timothy R. O’Sullivan

c/o SemGroup Corporation

Two Warren Place, 6120 S. Yale Avenue, Suite 700

Tulsa, OK 74136-4216

Principal Occupation: Senior Vice President, Corporate Planning and Strategic Initiatives

Citizenship: USA

Amount Beneficially Owned: 12,618 (less than 1%)

Peter L. Schwiering

c/o SemGroup Corporation

Two Warren Place, 6120 S. Yale Avenue, Suite 700

Tulsa, OK 74136-4216

Principal Occupation: Vice President

Citizenship: USA

Amount Beneficially Owned: 12,233 (less than 1%)

Board of Directors of SemGroup Corporation

Carlin G. Conner

(see Above)

John F. Chlebowski

c/o SemGroup Corporation

Two Warren Place, 6120 S. Yale Avenue, Suite 700

Tulsa, OK 74136-4216

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 0

Ronald A. Ballschmiede

c/o SemGroup Corporation

Two Warren Place, 6120 S. Yale Avenue, Suite 700

Tulsa, OK 74136-4216

Principal Occupation: Executive Vice President and Chief Financial Officer of Sterling Construction Company, Inc.

Citizenship: USA

Amount Beneficially Owned: 4,840 (less than 1%)

Sarah M. Barpoulis

c/o SemGroup Corporation

Two Warren Place, 6120 S. Yale Avenue, Suite 700

Tulsa, OK 74136-4216

Principal Occupation: Founder and owner of Interim Energy Solutions, LLC

Citizenship: Canada

Amount Beneficially Owned: 5,000 (less than 1%)

Karl F. Kurz

c/o SemGroup Corporation

Two Warren Place, 6120 S. Yale Avenue, Suite 700

Tulsa, OK 74136-4216

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 5,000 (less than 1%)

Thomas R. McDaniel

c/o SemGroup Corporation

Two Warren Place, 6120 S. Yale Avenue, Suite 700

Tulsa, OK 74136-4216

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 7,184 (less than 1%)

James H. Lytal

c/o SemGroup Corporation

Two Warren Place, 6120 S. Yale Avenue, Suite 700

Tulsa, OK 74136-4216

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 0

Executive Officers of Rose Rock Midstream Holdings, LLC

Carlin G. Conner

(see above)

Robert N. Fitzgerald

(see above)

Timothy R. O’Sullivan

(see above)

Candice L. Cheeseman

(see above)

Peter L. Schwiering

(see above)

Board of Directors of Rose Rock Midstream Holdings, LLC

Carlin G. Conner

(see above)

Robert N. Fitzgerald

(see above)

Timothy R. O’Sullivan

(see above)

Executive Officers of Rose Rock Midstream Corporation

Carlin G. Conner

(see above)

Robert N. Fitzgerald

(see above)

Timothy R. O’Sullivan

(see above)

Candice L. Cheeseman

(see above)

Peter L. Schwiering

(see above)

Board of Directors of Rose Rock Midstream Corporation

Carlin G. Conner

(see above)

Robert N. Fitzgerald

(see above)

Timothy R. O’Sullivan

(see above)

EXHIBIT INDEX

Exhibit No.	Description

1	Agreement and Plan of Merger dated as of May 30, 2016 by and among SemGroup Corporation, PBMS, LLC, Rose Rock Midstream, L.P. and Rose Rock Midstream GP, LLC (incorporated by reference to Exhibit 2.1 to SemGroup’s Current Report on Form 8-K (file No. 001-34736) filed with the Securities and Exchange Commission on May 31, 2016).

2	Support Agreement, dated as of May 30, 2016 by and between Rose Rock Midstream, L.P. and Rose Rock Midstream Holdings, LLC (incorporated by reference to Exhibit 99.2 to RRMS’s Current Report on Form 8-K (file No. 001-35365) filed with the Securities and Exchange Commission on May 31, 2016).